EXHIBIT 99.1

January 10, 2008

Central Fund of Canada Limited (symbols: AMEX-CEF, TORONTO-CEF.A) has today released selected comparative financial information relating to net assets and results of operations for the year ended October 31, 2007.

CENTRAL FUND OF CANADA LIMITED

Statement of Net Assets	As at October 31,
(expressed in U.S. dollars)	2007	2006
Net assets:
Gold bullion, at market	$635,681,207	410,565,912
Silver bullion, at market	576,419,467	410,665,810
Cash	2,330,873	2,136,587
Short-term deposits	25,200,000	14,500,000
Prepaid bullion insurance	62,500	62,500
Interest receivable and other	139,560	265,004
	1,239,833,607	838,195,813
Accrued liabilities	(1,063,139)	(820,662)
Dividends payable	(1,251,345)	(1,046,545)

Net assets representing shareholders’ equity	$1,237,519,123	836,328,606

Represented by:

Capital stock	$721,099,216	536,866,529
Contributed surplus	10,762,435	15,294,173
Retained earnings inclusive of unrealized appreciation of holdings	505,657,472	284,167,904

	$1,237,519,123	836,328,606

Net asset value per share:
Class A shares	$9.89	7.99
Common shares	$6.89	4.99

Net asset value per share expressed in Canadian dollars
Class A shares	$9.39	8.97
Common shares	$6.54	5.60

Exchange rate year end: U.S. $1.00 = Cdn.	$0.9499	1.1227

This analysis should be read in conjunction with Central Fund’s financial statements prepared in accordance with Canadian GAAP included in its 2007 Annual Report and the accompanying MD&A.

The change in net assets as reported in U.S. dollars from period to period is primarily a result of the changing market prices of gold and silver and the proportion of each held by the Company.  Changes in the value of the U.S. dollar relative to the Canadian dollar will also have an impact on net assets when reported in Canadian dollars.

In fiscal 2007, net assets as reported in U.S. dollars increased by $401.2 million or 48.0%.  A portion of this increase was the result of two public offerings completed during the year.  Treasury shares were issued in these offerings at a premium over the net asset value per Class A share at the time of pricing, such that there was no dilution of the interests of existing Class A shareholders.  The net proceeds from the share issues totalled $184,066,176, of which $85,724,677 was used to purchase 125,143 fine ounces of gold bullion, and $83,667,935 was used to purchase 6,257,242 ounces of silver bullion, primarily in physical bar form.  The balance of the proceeds, $14,673,564, was retained in interest-bearing cash deposits for working capital purposes.

The balance of the increase in net assets of $217.1 million was primarily attributable to increases in the prices of gold (30.8%) and silver (18.5%) during the year.

During fiscal 2007, the net asset value per Class A share, as reported in U.S. dollars, increased by 23.8% from $7.99 to $9.89.  Gold prices increased by 30.8% during the fiscal year while silver prices increased by 18.5%.  The net asset value per Class A share, as reported in Canadian dollars, while subject to the same factors described above, increased by a lesser amount of 4.7% primarily due to a 15.4% decrease in the exchange rate value of the  U.S. dollar relative to the Canadian dollar.

CENTRAL FUND OF CANADA LIMITED

Statement of Income	Years ended October 31,
(expressed in U.S. dollars)	2007	2006	2005

Income:
Interest	$1,097,708	546,537	327,407
Dividends	—	420	1,024
Loss on sale of marketable securities	—	(3,153)	—
Unrealized appreciation of holdings	221,489,568	215,435,792	45,791,898
	222,587,276	215,979,596	46,120,329

Expenses:
Administration fees	2,558,506	2,013,322	1,553,660
Safekeeping, insurance and bank charges	1,165,156	893,118	467,226
Shareholder information	146,884	216,738	157,368
Directors’ fees and expenses	129,047	103,986	110,320
Auditor’s fees	117,967	71,826	36,026
Stock exchange fees	92,419	90,740	70,171
Legal fees	87,556	111,029	107,950
Registrar and transfer agent fees	73,728	71,038	63,116
Miscellaneous	1,493	1,798	1,161
Foreign currency exchange loss	5,345	389	31,651

Total expenses	4,378,101	3,573,984	2,598,649

Income before taxes	218,209,175	212,405,612	43,521,680
Taxes	—	(224,885)	(869,549)

Net income	$218,209,175	212,180,727	42,652,131

Basic and diluted net income per share:
Class A shares	$1.94	2.17	0.45
Common shares	$1.93	2.16	0.44

Net income of $218,209,175 for the 2007 fiscal year was 2.8% higher than the 2006 net income of $212,180,727.  The prime component of this increase was the unrealized appreciation of holdings resulting from the adoption of CICA Accounting Guideline 18 (Investment Companies).  Interest income increased compared to the prior year as average balances of interest-bearing cash deposits were higher.

Expenses (which exclude taxes) increased by 22.5% over the prior year.  The increase in net assets during the year, resulting from two public offerings and increases in the prices of gold and silver, had an impact on several expense categories.  Administration fees, which are calculated monthly based on net assets at each month-end, increased during the year as a direct result of the higher level of net assets attributable to the factors mentioned above.  Safekeeping fees and bullion insurance have significantly increased during the year for the same reasons.  Audit expenses increased as a result of changes to the compliance requirements for the Company as stipulated by Canadian and U.S. Securities Regulators.

Expenses (which exclude taxes) as a percentage of average month-end net assets for the 2007 fiscal year were 0.43% compared to 0.48% in 2006.  The Federal large corporations capital tax was paid by the Company until its elimination by the Canadian Government effective January 1, 2006.   The decrease in taxes to $0 from $224,885 in 2006 was directly related to the elimination of the Federal large corporations capital tax effective January 1, 2006.

Central Fund of Canada Limited operates as a specialized investment holding company which invests primarily in long-term holdings of allocated, segregated and unencumbered gold and silver bullion and does not actively speculate with regard to short-term changes in gold and silver prices.  At October 31, 2007, the Class A shares of Central Fund were backed 98% by gold and silver bullion and may be purchased or sold with ease on either the American Stock Exchange (CEF) or The Toronto Stock Exchange (CEF.A in Canadian dollars and CEF.U in U.S. dollars).

For further information please contact:

J.C. Stefan Spicer, President & CEO

Email: info@centralfund.com

Website: www.centralfund.com

Telephone: 905-648-7878